SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

        or

___   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 for the transition period from
        _____ to _____

        Commission File Number 33-35050

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
        below:

                    Wisconsin Public Service Corporation
                    Employee Stock Ownership Plan and Trust

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
        executive office:

                    WPS Resources Corporation
                    700 North Adams
                    P. O. Box 19001
                    Green Bay, WI 54307-9001

              The Exhibit Index is on page 16 of the sequentially numbered pages.

REQUIRED INFORMATION

The following financial statements and schedules of the Wisconsin Public Service Corporation Employee Stock Ownership Plan and Trust, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

**WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN**

**Financial Statements as of December 31, 2002
and 2001 and for the Three Years Ended
December 31, 2002, Supplemental Schedules
for the Year Ended December 31, 2002
and Independent Auditors' Report**

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

SUPPLEMENTAL SCHEDULES FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

INDEPENDENT AUDITORS' REPORT

To the Wisconsin Public Service Corporation
 Employee Benefit Plans Administrator Committee:

We have audited the accompanying statement of net assets available for benefits of Wisconsin Public Service Corporation Employee Stock Ownership Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the two years ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
May 23, 2003

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investment in common stock of WPS Resources		
Corporation, at fair market value	$ 76,736,553	$ 69,260,170
Receivable from WPSC	7,337	-
Other assets	2,685	2,482
Total assets	76,746,575	69,262,652
LIABILITIES - Other	16	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 76,746,559	$ 69,262,652

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000 Allocated	2000 Unallocated	2000 Total
ADDITIONS:					
Employer contributions	$ 4,790,463	$ 4,359,784	$ 2,507,794	$ -	$ 2,507,794
Dividend income	4,152,576	3,995,597	3,691,281	189,167	3,880,448
Interest income	45	573	13,804	1,483	15,287
Net appreciation (depreciation) in					
fair value of investment	4,437,536	(268,879)	20,972,050	1,083,817	22,055,867
Total additions	13,380,620	8,087,075	27,184,929	1,274,467	28,459,396
DEDUCTIONS:					
Distributions to participants	5,662,455	7,400,172	5,334,008	-	5,334,008
Dividend distributions	234,258	269,725	-	-	-
Interest expense	-	-	-	103,750	103,750
Total deductions	5,896,713	7,669,897	5,334,008	103,750	5,437,758
Allocation of common stock	-	-	3,413,633	(3,413,633)	-
Net transfer of cash	-	-	(2,136,192)	2,136,192	-
Net increase (decrease)	7,483,907	417,178	23,128,362	(106,724)	23,021,638
NET ASSETS AVAILABLE FOR					
BENEFITS, BEGINNING OF YEAR	69,262,652	68,845,474	45,717,112	106,724	45,823,836
NET ASSETS AVAILABLE FOR					
BENEFITS, END OF YEAR	$ 76,746,559	$ 69,262,652	$ 68,845,474	$ -	$ 68,845,474

See notes to financial statements.

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WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. **DESCRIPTION OF THE PLAN**

    The following brief description of the Wisconsin Public Service Corporation Employee Stock
    Ownership Plan (the "Plan") is provided for general information purposes only. Participants should
    refer to the plan document, as amended, for more complete information.

    General - The Wisconsin Public Service Corporation (the "Company"), a wholly-owned subsidiary of
    WPS Resources Corporation ("WPSR"), established the Plan effective January 1, 1975 as an employee
    stock ownership plan. The Plan invests principally in WPSR common stock. In 1988, the Plan was
    amended to allow the Plan to borrow money from qualifying banks for the purpose of purchasing
    additional WPSR common stock. The Plan is designed to comply with Section 4975(e)(7) and the
    regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to
    the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    Overall responsibility for administering the Plan rests with the plan administrative committee (the
    "Committee") which presently consists of Company officers. State Street Bank and Trust Company
    ("Trustee") is responsible for the management and control of the Plan's assets and has discretionary
    responsibility for the investment and management of such assets. CitiStreet is the recordkeeper for the
    Plan and maintains the individual participant accounts.

    The Plan purchased shares of Company common stock using proceeds from bank borrowings and held
    the stock in a trust established under the Plan. The borrowings were repaid in June 2000 by fully
    deductible Company contributions to the trust and by dividends on unallocated shares of common stock.
    As the Plan made each payment of principal, an appropriate percentage of stock was allocated to
    eligible employees' accounts in accordance with applicable regulations under the Code.

    At December 31, 2000, all borrowings had been repaid and all of the net assets of the Plan had been
    allocated to participants.

    Eligibility - Employees of WPSR and its participating subsidiaries are generally eligible to participate in
    the Plan except for limited-term employees (unless limited-term employees work 1,000 hours and/or are
    participating in the Company's Employee Savings Plan) and UPPCO Non-Admin employees. Limited-
    term employees are defined as administrative employees of the Company or any affiliate that is hired for
    a limited period of time, such as temporary summer help or as a student employee that is scheduled to
    perform services during summer or semester breaks under the Plan.

    Participant Accounts - The Plan is a defined contribution plan under which separate individual accounts
    are established for each participant. At the end of each quarter, each participant's account is allocated
    their proportionate share of any change in fair market value since the preceding quarter. Fair market
    value is determined by the number of shares held and the closing price of the Company's stock for the
    coinciding day.

    Vesting - Participants are immediately vested in their accounts.

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Employer Contributions - Part of the Company contributions to the Plan reflect amounts included in the cost of service for rate setting purposes by the Public Service Commission of Wisconsin and Federal Energy Regulatory Commission.

During 2000, the Company made certain contributions to the Plan on behalf of eligible employees based on eligible pay (up to 2% of participant's salary). Contributions are made directly to the allocated funds, whereby participants are immediately vested. Such contributions totaled approximately $1,934,000.

Effective January 1, 2001, contributions for administrative employees were determined using a formula that was different than the formula for determining contributions for nonadministrative employees. Contributions to the Plan on behalf of eligible administrative employees are made in WPS Resources common stock with a value equal to a 100% match on the first 4% and a 50% match on the next 2% of eligible pay that each participant defers into the Wisconsin Public Service Corporation Administrative Employees' Savings Plan. The total match is limited to a maximum of 5% of eligible pay. Such contributions totaled $3,982,796 and $3,570,046 for 2002 and 2001, respectively. Company contributions to the Plan on behalf of eligible nonadministrative employees are based on 1% of participant's salary. Such contributions totaled $807,667 and $789,738 for 2002 and 2001, respectively.

Payment of Benefits - Benefits paid to participants represent the amount paid during the year to participants who elected to receive the distribution of their vested account balance. Nonadministrative participants may withdraw from their account, shares that have been held at least seven years. Administrative participants may withdraw from their account, shares that have been held prior to January 1, 2001 and for at least seven years. For administrative employees, shares received after January 1, 2001 may be withdrawn only upon termination or retirement.

Former employees may elect to receive distributions in the year following termination of employment, or may defer distribution until age 69. Participants who die, become disabled or retire are entitled to immediate distribution. To the extent provided for by a qualified domestic relations order, and as determined by the Administrator, a lump sum payment may be made to an alternate payee under such order. Fractional shares are paid in cash.

Dividend Payments - Effective January 1, 2001, each eligible participant may elect, for cash dividends declared and payable on stock that is allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participant's account. Prior to January 1, 2001 all participant dividends were reinvested in the participant's accounts.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to the participant's account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Termination - The Company reserves the right to terminate the Plan at anytime, subject to Plan provisions and applicable provisions of ERISA. If the Plan were to terminate, each participant's interest in the trust would be distributed to each participant or to each participant's beneficiary as prescribed by the Plan and the Code at the time of termination. Upon termination of the Plan, the Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell unallocated shares to the extent such sale is necessary in order to repay any outstanding loans.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition- Investments in WPS Resources common stock are stated at fair market value based on the closing price reported by the New York Stock Exchange at year-end. Dividends are recorded on the ex-dividend date.

Operating Expenses - All expenses of maintaining the Plan are paid by the Company, and thus are not reflected in the Plan's financial statements. Such expenses paid by the Company were $194,593, $133,116 and $140,925 for the plan years ended December 31, 2002, 2001 and 2000, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from these estimates.

3. INVESTMENT IN COMMON STOCK

The Plan is primarily invested in shares of WPS Resources common stock. These shares are held in a bank-administered trust fund. Included in other assets are amounts invested in short-term securities.

The fair market value and net appreciation (depreciation) in fair market value as of 2002 and 2001 are as follows:

	Number of Shares	Fair Value at December 31, 2002 ($38.82 Per Share)
Fair value of WPS Resources Corporation common stock -		
Held by the Trust	1,976,727	$ 76,736,553
	1,976,727	$ 76,736,553

	Number of Shares	Fair Value at December 31, 2001 ($36.5500 Per Share)
Fair value of WPS Resources Corporation common stock -		
Held by the Trust	1,894,943	$ 69,260,170
	1,894,943	$ 69,260,170

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	2002	2001	2000
Net appreciation (depreciation) in fair value of investments for the year	$ 4,437,536	$ (268,879)	$ 22,055,867

Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

The fair value of individual investments that represent 5% or more of the net assets as of December 31, are as follows:

	2002	2001
WPS Resources Corporation common stock	$ 76,736,553	$ 69,260,170

4. TAX STATUS

The Internal Revenue Service issued a determination letter dated March 5, 2003 stating that the Plan was in accordance with applicable plan design requirements as of that date. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, they believe that the Plan was qualified and that the related trust was tax-exempt as of the financial statement date.

* * * * * *

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WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
WPS Resources Corporation*	1,976,727 shares of common stock	$ 52,899,040	$ 76,736,553

* Indicates a party-in-interest.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Description of Assets	Number of Purchases	Purchase Cost	Number of Sales	Sale Proceeds
WPS Resources Corporation*	Shares of common stock	40	$ 8,567,457	7	$ 5,642,257

*Indicates a party-in-interest.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Wisconsin Public Service Corporation Employee Stock Ownership Plan and Trust has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this 27th day of June 2003.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
PLAN ADMINISTRATOR

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Member Plan Administrator Committee

/s/ Diane L. Ford
Diane L. Ford
Member Plan Administrator Committee

Dennis Maki
Member Plan Administrator Committee

/s/ Bernard J. Treml
Bernard J. Treml
Member Plan Administrator Committee

/s/ Bradley A. Johnson
Bradley A. Johnson
Member Plan Administrator Committee

EXHIBIT INDEX

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Deloitte & Touche LLP	
99	Certification Pursuant to 18 U.S.S. Section 1350	

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-56918, 333-88525 and 333-104787 on Form S-3, and 333-63101, 333-71990, 333-71992, 333-81134 and 333-93193 on Form S-8 of WPS Resources Corporation, and Registration Statement No. 333-97053 of Wisconsin Public Service Corporation on Form S-3 of our report dated May 23, 2003, appearing in this Annual Report on Form 11-K of Wisconsin Public Service Corporation Employee Stock Ownership Plan for the year ended December 31, 2002.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

June 27, 2003

Exhibit 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

Solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned hereby certifies, based on their knowledge as members of the Plan Administrator Committee who perform chief supervisory responsibilities and oversight of the financial statements for the Wisconsin Public Service Corporation Employee Stock Ownership Plan and Trust (the "Plan"), that the Plan's Annual Report on Form 11-K for the period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the net assets available for benefits of the Plan.

Dated: June 27, 2003

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Member Plan Administrator Committee

/s/ Diane L. Ford
Diane L. Ford
Member Plan Administrator Committee

_____
Dennis Maki
Member Plan Administrator Committee

/s/ Bernard J. Treml
Bernard J. Treml
Member Plan Administrator Committee

/s/ Bradley A. Johnson
Bradley A. Johnson
Member Plan Administrator Committee

A signed original of this certification required by 18 U.S.C. Section 1350 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.